Exhibit (a)(3)

Yatra Online, Inc. Board of Directors Unanimously Rejects Magna Holdings’ Unsolicited Partial Tender Offer

Offer of $1.10 Per Share Substantially Undervalues the Company and Is an Attempt to Opportunistically Capitalize on the Current Trading Price and Buy De Facto Control of the Company

Magna Has Provided Shareholders with No Information about Magna’s Identity, Plans for the Company or Ability to Consummate Its Offer, or Reasons that It Is Making Only a Partial Tender Offer

Yatra’s Board Unanimously Recommends Shareholders NOT Tender Their Shares

Gurugram, India and New York, September 1, 2026 — Yatra Online, Inc. (NASDAQ: YTRA) (“Yatra” or the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced that its Board of Directors (the “Board”) unanimously rejected and opposes the unsolicited partial tender offer (the “Offer”) from Magna Holdings Ltd. (“Magna”) to acquire up to 20,000,000 ordinary shares of the Company, representing up to approximately 31% of the outstanding shares (on an as-converted basis), for $1.10 per share in cash, less any applicable withholding taxes and without interest.

The Yatra Board, after careful consideration, in consultation with the Company’s management and the Board’s independent financial and legal advisors, unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the Company’s shareholders REJECT the Offer and NOT tender any of their shares pursuant to the Offer.

The Company issued its formal recommendation in a Solicitation/Recommendation Statement on Schedule 14D-9 filed today with the U.S. Securities and Exchange Commission (“SEC”). As detailed in the filing, the reasons for the Yatra Board’s recommendation to reject the Offer include:

1.      The Offer substantially undervalues the Company and would provide a unique benefit to Magna at the expense of all shareholders. The Company is well positioned to create value for all shareholders and has delivered substantial growth and improving results. The Offer price of $1.10 per share represents a discount of 45% to the $2.00 high trading price of the shares in the quarter ended December 31, 2025 and a discount of 41.5% to the $1.88 high trading price in the quarter ended March 31, 2026, and the shares traded as high as $1.21, above the Offer price itself, in the most recent completed fiscal quarter.

The Board believes that the Offer is below the intrinsic value of the Company and an attempt by Magna to opportunistically capitalize on the current trading price for the shares rather than to compensate shareholders for the underlying value of the Company, including the Company’s approximately 62.66% indirect interest in publicly listed (in India) Yatra Online Limited (“Yatra India”), the Company’s track record of growth and improving profitability and its prospects for continued shareholder value creation.

By Magna’s own account, the Offer seeks to acquire shares at a price below what Magna itself believes they are worth. The Offer price implies an aggregate equity value of approximately $70.4 million for the entire Company. By comparison, the Company’s approximately 62.66% indirect interest in its subsidiary Yatra India alone had a market value of approximately INR 10.6 billion (approximately $110.9 million) based on the closing price of Yatra India’s equity shares on the NSE on August 28, 2026, without giving effect to the Company’s net cash or other assets. The Offer deprives shareholders from realizing the value differential.

2.      The Offer also does not reflect a compelling premium, particularly in light of the ownership position of up to approximately 31% of the outstanding shares, and the influence over the Company, that Magna seeks. The Board believes that the acquisition of near control or de facto control of a company through a commanding shareholding block of 31% merits the payment of a substantial control premium no less than the acquisition of outright majority control, because in any such case the acquirer obtains controlling, near-controlling, or at least highly significant influence over the company’s governance and strategic direction. In addition, the Board believes that the fact that Magna is attempting to buy control through a partial tender offer rather than for all shares indicates that Magna is opportunistically attempting to coerce shareholders to tender.

3.      Magna has articulated no strategic plan for the Company, leaving shareholders unable to evaluate the consequences of the ownership position of up to 31% of the outstanding shares. Magna’s Offer is only partial and subject to proration, meaning that even shareholders who tender all of their shares may be left holding unpurchased shares. Shareholders whose shares are not purchased in the Offer as a result of proration would hold an investment in a company subject to the substantial influence of an entirely unknown holder that has disclosed no plan for the Company while expressly reserving the right to seek changes to the Board’s composition and the Company’s strategic direction and capital structure. Magna has disclosed nothing to shareholders or the Company about what Magna is and what persons or entities control it. In reviewing the Offer, shareholders should be concerned not only about the Offer price, but about the impact that a consummated tender offer may have on the value of their investment to the extent they are unable to sell all of their shares in the Offer.

4.      Magna is a recently formed entity with no operating history that has provided no financial statements and no meaningful information from which shareholders could assess its ability to pay for the shares or the characteristics of the persons that will attempt to exercise de facto control over the Company. Magna was formed in the British Virgin Islands in August 2024, less than two years prior to the commencement of the Offer, has not conducted any business other than making the Offer, had no prior contacts with the Company and owned no shares prior to the Offer. Magna has declined to provide its financial statements and has disclosed no committed financing and no evidence of available funds from which shareholders could evaluate its financial capacity to consummate the Offer.

5.      The Offer price of $1.10 per share is subject to reduction for unknown withholding taxes, including potential Indian tax withholding at the maximum applicable rate. Magna has disclosed that tendering shareholders bear the risk of receiving substantially less than $1.10 per share due to withholding taxes and Indian income tax law. The Offer states that all shareholders tendering shares must agree that Magna may “deduct tax at the maximum rate applicable under the Indian tax laws,” which by Magna’s own admission can be as high as 42.74% of the gross sale consideration. At that rate, a tendering shareholder would receive approximately $0.63 per share, well below the $0.9371 closing price of the shares on the last full trading day before Magna commenced the Offer. The Offer thereby places on each tendering shareholder the burden of assessing complex Indian tax consequences and of preparing and furnishing Indian tax declarations and documentation.

6.      Magna has subjected the Offer to numerous and broad conditions that create significant uncertainty and risk as to whether the Offer would ever be consummated. The Offer is subject to over 30 conditions, many of which are broadly drafted and dependent on Magna’s own judgment, which would allow Magna to decline to close its Offer. According to Magna’s disclosure, each of these conditions is for Magna’s sole benefit and may be asserted by Magna at any time prior to the expiration of the Offer. The Board believes that tendering shareholders cannot be assured that Magna will consummate the Offer or that they will receive the Offer consideration.

The Schedule 14D-9 filing and other materials related to the unsolicited tender offer have been filed with the SEC.

H.C. Wainwright & Co., LLC is acting as financial advisor to Yatra and Goodwin Procter LLP is serving as legal counsel to Yatra.

About Yatra

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with over 1,340 large corporate customers and approximately 60,750 registered SME customers and the second-largest player in the TMC and corporate OTA segment in the country in terms of market share for fiscal year 2024 (Videc report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 81,500 hotels and homestays in approximately 1,550 cities and towns in India as well as more than 2.9 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players.

Forward-Looking Statements

This communication contains statements that may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These statements include, but are not limited to: statements related to the Company’s views and expectations regarding the Offer; any statements relating to the plans, strategies and objectives of management or the Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. These forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “outlook,” “project,” “seek,” “should,” “will” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and subsequent filings with the SEC. In addition, actual results may differ materially from those indicated in any forward-looking statements as the result of: factors relating to the Offer, including actions taken by Magna in connection with the Offer, actions taken by the Company or its shareholders in respect of the Offer, and the effects of the Offer, or the completion or failure to complete the Offer, on the Company’s businesses, or other developments involving Magna; increasing competition in the Indian travel industry; declines or disruptions in the Indian economy or in the travel industry generally, including as a result of safety concerns, flight cancellations, airline staffing shortages or regulatory noncompliance, terrorist attacks, regional conflicts (including the evolving events in Israel, Gaza and the Middle East), pandemics, or macroeconomic factors, including tariff and trade issues; the Company’s reliance on, and the terms of, its relationships with airlines, hotels, GDS providers and other travel suppliers, including reductions in commissions and incentive payments; airline capacity rationalization, elevated aviation fuel prices and higher airfares; IT system failures or interruptions, including as a result of cybersecurity incidents or payment fraud; the loss of key talent; fluctuations in currency exchange rates; changes in Indian or other applicable laws, regulations or taxes; the Company’s holding company structure and its dependence on Yatra India and its other subsidiaries; and the other risks described in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 under “Item 3. Key Information — D. Risk Factors” and in the Company’s other filings with the SEC. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this communication are qualified by the factors, risks and uncertainties referenced above and readers are cautioned not to place undue reliance on forward-looking statements. In addition, the forward-looking statements included in this communication represent the Company’s views as of the date of this communication and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by applicable securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this communication.

Important Information for Investors and Shareholders

This press release does not constitute an offer to buy or a solicitation of an offer to sell any securities. The Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC (available here). Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financial Information” section of the Company’s website, https://investors.yatra.com, or by contacting ir@yatra.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Contact

Michael Fein

Campaign Management

+1 (844) 264-9255 (Shareholders)

+1 (212) 632-8422 (Banks and Brokers)

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